10-3-94                  General Reporting Rules                      2018-E
  UNITED STATES                                                OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION                           OMB Number:
  Washington, D.C. 20549
                                               Estimated average burden
                                               Hours per response..........2.50
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K [  Form 20-F [] Form 11-K [] Form 10-QSB [] Form N-SAR

     For Period Ended: [ X] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended: June 30, 1998 ------------------------------

  Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

U.S. Bridge Construction of N.Y., Inc.
Full Name of Registrant

 U.S. Bridge of N.Y., Inc.
Former Name if Applicable

53-09 97th Place
Address of Principal Executive Office (Street and Number)

Corona, New York 11368
City, State and Zip Code

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ X ] (a) The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;

     [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach Extra Sheets if Needed)


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         The  Registrant's  From 10-KSB could not be filed within the prescribed time period due to the fact that significant managment time has been spent on a recent filing of a registration statement which has delayed work on the Form 10-KSB.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

Steven W. Schuster, Esq.       212)                                  448-1100
         (Name)             (Area Code)                     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer no, identify report(s). X Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
           x        Yes                  No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                   See Exhibit A

                                      U.S. Bridge Construction of N.Y., Inc.
                               (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   September 28, 1998                      By         /s/ Joseph Polito
    ------------------------------------           ------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).
                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                  5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.


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                                                     EXHIBIT A

The Company's revenue decreased from $15,455,699 to $14,696,585. The gross profit percentage decreased from 28% to 13%. Operating expenses decreased from $3,618,308 to $2,492,524. Operating profit decreased from $659,262 to a loss of $522,736. Net income decreased from $358,717 to a net loss of $944,826.

     The Company's revenue decreased as a result of working on fewer jobs. The gross profit decreased as a result of not recognizing revenue from change orders which are currently in dispute, although the costs which may relate to the change order are recognized. The Company has not yet made a determination of any change in the allowance for doubtful accounts, therefore the decrease in operating expenses resulting primarily from the prior year's bad debt expense may change significantly. In addition to the preceding reasons, the decrease in net income is due to increased interest expense and stock issued for services.